

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2010

Shawn K. Poe
Chief Financial Officer
Ply Gem Holdings, Inc.
5020 Weston Parkway, Suite 400
Cary, North Carolina 27513

>**Re:** **Ply Gem Holdings, Inc.**
>**Amendment No. 1 to Form S-1**
>**Filed July 12, 2010**
>**File No. 333-167193**

Dear Mr. Poe:

We have reviewed your registration statement and have the following comments.

General

1. Based on your response to comment 13 in our letter dated June 24, 2010, it is not clear to us whether you believe that the historical financial statements of Ply Gem Prime are not required to be included in the registration statement or if you are seeking a waiver. If you believe the historical financial statements of Ply Gem Prime are not required, please explain the basis for your conclusion. If you are seeking a waiver, we will forward your response, as well as any additional information you would like to provide, to the Division's Office of the Chief Accountant for their consideration. Also, in light of your stated concern regarding including two sets of financial statements in the registration statement that are substantially similar, please explain to us why you did not file the registration statement with Ply Gem Prime as the registrant.

Unaudited Pro Forma Consolidated Financial Information, page 33

2. We note your response to comment 14 in our letter dated June 24, 2010. However, the pro forma consolidated balance sheet appears to show an increase in total stockholders' deficit based on the subtotal provided. In light of your response, we assume that after the reorganization pro forma adjustments total stockholders' deficit will not increase relative to your historical stockholders' deficit. Please confirm. Also, please revise the pro forma balance sheet to present an additional subtotal that reflects total stockholders' deficit after the impact of the reorganization but before the impact of the offering.

Executive compensation, page 101

Director Compensation for 2009, page 124

3. We note your response to comment 26 in our letter dated June 24, 2010. Please include a brief description of the non-advisory services provided by certain of your directors for which they received compensation or include a cross-reference to where you discuss these arrangements.

Consolidated Financial Statements
Consolidated Statements of Stockholders' Equity (Deficit), page F-7

4. In regard to your response to comment 36 in our letter dated June 24, 2010, please tell us:

- By how much you expect the initial public offering price to exceed the $80.00 per share price noted in your response;

- Why your response excludes preferred stock transactions and equity repurchases;

- What disclosures you intend to provide in the filing regarding the valuation of equity transactions.

Note 5. Long-Term Debt, page F-78

5. We note your response to comment 41 in our letter dated June 24, 2010. Please provide us additional information regarding the identity of the affiliates of the CI Partnerships that purchased a majority of your 9% Senior Subordinated Notes and explain to us why they chose to purchase the notes rather than purchase equity and have you purchase the notes.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: John C. Kennedy, Esq. (via facsimile to (212) 492-0025)
        Paul, Weiss, Rifkind, Wharton & Garrison LLP